UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)

                   Midwest Express Holdings, Inc.

                        (Name of Issuer)

                Common Stock, with $.01 par value

                 (Title of Class of Securities)

                           597911 10 6

                         (CUSIP Number)

                        W. Anthony Gamron
                    Kimberly-Clark Corporation
                        351 Phelps Drive
                       Irving, Texas  75038
                          (214)281-1200

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          May 30, 1996

                  (Date of Event which Requires
                    Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d- 1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [  ].
                                                                    --



                       Page 1 of 55 Pages
                Exhibit Index appears on Page 10




(1) Name of Reporting Person                     K-C Nevada, Inc.
    S.S. or I.R.S. Identification
    No. of Above Person

(2) Check the Appropriate Box if a                    (a)  N/A
    Member of a Group (See instructions)              (b)  N/A

(3) SEC Use Only

(4) Source of Funds (See instructions)                00

(5) Check if Disclosure of Legal                      N/A
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization                   Nevada

Number of Shares        (7)  Sole Voting Power        -0-
  Beneficially Owned
  By Each Reporting     (8) Shared Voting Power       -0-
  Person With
                        (9)  Sole Dispositive Power   -0-

                        (10) Shared Dispositive Power -0-

(11)     Aggregate Amount Beneficially                -0-
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount in             N/A
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by              0%
         Amount in Row (11)

(14)     Type of Reporting Person (See                CO
         Instructions)

(1) Name of Reporting Person                     Kimberly-Clark Corporation
    S.S. or  I.R.S. Identification
    No. of Above Person

(2) Check the Appropriate Box if a                    (a)  N/A
    Member of a Group (See instructions)              (b)  N/A

(3) SEC Use Only

(4) Source of Funds (See instructions)                00

(5) Check if Disclosure of Legal                      N/A
    Proceedings is Required Pursuant
    to Items 2(d) or 2 (e)

(6) Citizenship or Place of Organization                   Delaware

Number of Shares        (7)  Sole Voting Power        -0-
  Beneficially Owned
  By Each Reporting     (8)  Shared Voting Power      -0-
  Person With
                        (9)  Sole Dispositive Power   -0-

                        (10) Shared Dispositive Power -0-

(11)Aggregate Amount Beneficially                     -0-
    Owned by Each Reporting Person

(12)Check if the Aggregate Amount in                  N/A
    Row (11) Excludes Certain Shares
    (See instructions)

(13)Percent of Class Represented by                   0%
    Amount in Row (11)

(14)     Type of Reporting Person (See                CO
         instructions)

The Statement on Schedule 13D (the `Schedule 13D'') relating to the Common Stock, $.01 par value per share, of Midwest Express Holdings, Inc., a Wisconsin corporation (the `Company''), filed October 10, 1995 by Kimberly-Clark Corporation (`Kimberly-Clark'') and K-C Nevada, Inc., an indirect wholly owned subsidiary of Kimberly-Clark (`K-C Nevada''), as amended by Amendment No. 1 filed April 22, 1996 and Amendment No. 2 filed June 7, 1996, is hereby further amended and restated as follows:




Item 1.  Security and Issuer.


    Common Stock, $.01 par value
    Midwest Express Holdings, Inc.
    6744 South Howell Avenue
    Oak Creek, Wisconsin  53154

Item 2.  Identity and Background.


    Name:              Kimberly-Clark Corporation
    State of Incorporation:Delaware
    Principal business:Manufacturing and marketing products for personal, business and industrial use
    Principal Business and
       Office Address: 351 Phelps Drive
                       Irving, Texas  75038

    Name:              K-C Nevada, Inc.
    State of Incorporation: Nevada
    Principal business: Holding company
    Principal Business and
       Office Address: 351 Phelps Drive
                       Irving, Texas  75038




Filed as Exhibit 1 to this Schedule 13D Amendment No. 3 is a list of the directors and executive officers of each of Kimberly-Clark and K-C Nevada.
Exhibit 1 contains the following information with respect to each such person:
 (a) name; (b) business or residence address; (c) present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted. Except for Claudio X. Gonzalez, who is a citizen of Mexico, each person listed in Exhibit 1 is a United States citizen.

During the last five years, none of Kimberly-Clark, K-C Nevada or, to the best of Kimberly-Clark's or K-C Nevada's knowledge, any person named in Exhibit 1
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.


In connection with the initial public offering (the `Initial Offering'') of the Common Stock, $.01 par value (`Common Stock''), of the Company, K-C Nevada acquired 6,428,571 shares of Common Stock of the Company on September 27, 1995 in exchange for all outstanding stock of Midwest Express Airlines, Inc., a Delaware corporation that was wholly owned by K-C Nevada prior to the Initial Offering. In connection with the Initial Offering, K-C Nevada sold 5,140,000 shares of Common Stock on September 27, 1995 to certain underwriters pursuant to the terms of an Underwriting Agreement dated September 21, 1995.

Item 4.  Purpose of Transaction.


The 6,428,571 shares of Common Stock were acquired by K-C Nevada in connection with the Initial Offering, pursuant to which K-C Nevada sold 5,140,000 shares of Common Stock to certain underwriters pursuant to the terms of an Underwriting Agreement dated September 21, 1995.

On April 19, 1996 Kimberly-Clark announced that its board of directors has authorized the sale of all of the common stock of the Company owned by Kimberly-Clark and K-C Nevada by means of any underwritten secondary offering.
 Upon completion of the offering and assuming the exercise in full of the underwriters' over-allotment option, Kimberly-Clark and K-C Nevada will have sold their entire interest in the common stock of the Company.

On May 30, 1996, pursuant to an underwritten public offering, K-C Nevada sold all of the shares of Common Stock of the Company beneficially owned by it and Kimberly-Clark on such date.

Item 5.  Interest in Securities of the Issuer.




(a), (b) and (c)On May 30, 1996, pursuant to an underwritten public offering, K-C Nevada sold all of the shares of Common Stock of the Company beneficially owned by it on such date (1,288,571 shares) at a price of $32.115 per share. Following such sale, neither K-C Nevada nor Kimberly-Clark beneficially own any shares of Common Stock of the Company.

(d)  K-C Nevada is an indirect wholly owned subsidiary of Kimberly-Clark.

(e) On May 30, 1996, K-C Nevada and Kimberly-Clark ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect

to Securities of the Issuer..


K-C Nevada entered into a Stock Agreement with the Company on September 27, 1995 for the transfer of all of the outstanding capital stock of Midwest Express Airlines, Inc., a Delaware corporation that was wholly owned by K-C Nevada prior to the Initial Offering, in exchange for 6,428,571 shares of Common Stock of the Company, of which 5,140,000 were sold by K-C Nevada in the Initial Offering. Pursuant to the terms of the Stock Agreement, K-C Nevada agrees to indemnify the Company for any liabilities, the substance of which are based solely on the information provided by Kimberly-Clark or K-C Nevada about Kimberly-Clark or K-C Nevada contained in specified portions of the Registration statement on Form S-1 (Registration No. 33-95212) covering the shares of Common Stock issued in the Initial Offering (the `Registration Statement'). The Company agrees to indemnify Kimberly-Clark and its affiliates for any other liability related to the Initial Offering in respect of the Registration statement. The Stock Agreement was attached as Exhibit 2 to the Schedule 13D and is incorporated herein by reference.

On September 27, 1995, K-C Nevada entered into a Registration Rights Agreement with the Company, pursuant to which K-C Nevada may demand prior to the fifth anniversary of the Registration Rights Agreement two registrations under the Securities Act of 1933, as amended, of the Common Stock at the Company's expense. The Company is not required to effect more than one registration in a twelve month period. If the Company conducts a registered offering prior to the fifth anniversary of the Registration Rights Agreement, K-C Nevada has the right to participate in such offering. The Registration Rights Agreement was attached as Exhibit 3 to the Schedule 13D and is incorporated herein by reference.

On September 21, 1995, Kimberly-Clark and K-C Nevada entered into an Underwriting Agreement among the Company, K-C Nevada, Kimberly-Clark, Midwest Express Airlines, Inc. and Salomon Brothers Inc, Goldman, Sachs & Co. and Robert W. Baird & Co. Incorporated, as representatives for the underwriters pursuant to which K-C Nevada has agreed not to sell any Common Stock for 360 days after the Initial Offering. The Underwriting Agreement was attached as
Exhibit 4 to the Schedule 13 D and is incorporated herein by reference.

On April 19, 1996, Kimberly-Clark announced that its board of directors has authorized the sale of all of the common stock of the Company owned by Kimberly-Clark and K-C Nevada by means of an underwritten secondary offering. Upon completion of the offering, and assuming the exercise in full of the underwriters' over-allotment option, Kimberly-Clark and K-C Nevada will have sold their entire interest in the common stock of the Company. The underwriters in the Initial Offering have agreed to waive K-C Nevada's agreement not sell any Common Stock for 360 days after the Initial Offering, and K-C Nevada has provided notice to the Company of a demand registration under the Registration Rights Agreement.

On May 23, 1996, K-C Nevada and Kimberly-Clark entered into an Underwriting Agreement, among the Company, K-C Nevada, Kimberly-Clark and Salomon Brothers Inc and Robert W. Baird & Co. Incorporated as the representatives for the underwriters. The Underwriting Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.


   Exhibit 1-Information relating to executive officers and directors of Kimberly-Clark Corporation and K-C Nevada, Inc.

   Exhibit 2-Stock Agreement, dated September 27, 1995, between K-C Nevada, Inc. and Midwest Express Holdings, Inc.*

   Exhibit 3-Registration Rights Agreement, dated September 27, 1995, between K-C Nevada, Inc. and Midwest Express Holdings, Inc.*

   Exhibit 4-Underwriting Agreement, dated September 21, 1995, among K-C Nevada, Inc., Kimberly-Clark Corporation, Midwest Express Holdings, Inc., Midwest Express Airlines, Inc. and Salomon Brothers Inc, Goldman, Sachs & Co. and Robert W. Baird & Co. Incorporated.*

   Exhibit 5-Underwriting Agreement, dated May 23, 1996, among K-C Nevada, Inc., Kimberly-Clark Corporation, Midwest Express Holdings, Inc. and Salomon Brothers Inc and Robert W. Baird & Co. Incorporated.








* Previously filed with the Statement on Schedule 13D filed October 10, 1995 by Kimberly-Clark Corporation and K-C Nevada, Inc.

                           Signature




    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1996

                             K-C NEVADA, INC.





                             By:  /s/ W. Anthony Gamron
                             ----------------------------------
                                  W. Anthony Gamron
                                  Vice President & Treasurer

                           Signature



    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.





Dated:  June 11, 1996

                             KIMBERLY-CLARK CORPORATION





                             By:   /s/ W. Anthony Gamron
                             --------------------------------
                                  W. Anthony Gamron
                                  Vice President & Treasurer

                         EXHIBIT INDEX



                                                                    Page No.


Exhibit 1     Information relating to executive officers and           11
              directors of Kimberly-Clark Corporation and
              K-C Nevada, Inc.




Exhibit 2     Stock Agreement, dated September 27, 1995,                *
              between K-C Nevada, Inc. and Midwest Express
              Holdings, Inc.

Exhibit 3     Registration Rights Agreement, dated                      *
              September 27, 1995, between K-C Nevada,
              Inc. and Midwest Express Holdings, Inc.

Exhibit 4     Underwriting Agreement, dated September 21, 1995,         *
              among K-C Nevada, Inc., Kimberly-Clark Corporation,
              Midwest Express Holdings, Inc., Midwest Express
              Airlines, Inc., and Salomon Brothers Inc, Goldman,
              Sachs & Co. and Robert W. Baird & Co. Incorporated.

Exhibit 5     Underwriting Agreement, dated May 23, 1996,              14
              among K-C Nevada, Inc., Kimberly-Clark Corporation,
              Midwest Express Holdings, Inc., and Salomon Brothers Inc and Robert W. Baird & Co. Incorporated.






* Previously filed with the Statement on Schedule 13D filed October 10, 1995 by Kimberly-Clark Corporation and K-C Nevada, Inc.

                            EXHIBIT 1

K-C NEVADA, INC.

                                                           PRINCIPAL
                                                          OCCUPATION
     NAME             TITLE            ADDRESS

John W.          President and    351 Phelps Drive   Senior Vice President
Donehower        Director         Irving, Texas      and Chief Financial
                                  75038              Officer - Kimberly-
                                                     Clark Corporation

W. Anthony       Vice President   351 Phelps Drive   Vice President and
Gamron           and Treasurer    Irving, Texas      Treasurer - Kimberly-
                 and Director     75038              Clark Corporation

Donald M. Crook  Vice President   351 Phelps Drive   Vice President and
                 and Secretary    Irving, Texas      Secretary - Kimberly-
                                  75038              Clark Corporation

KIMBERLY-CLARK CORPORATION

                                                            PRINCIPAL
                                                           OCCUPATION
     NAME             TITLE            ADDRESS

John F.          Director         351 Phelps Drive   President and CEO
Bergstrom                         Irving, Texas      Bergstrom Corporation
                                  75038              Neenah, Wisconsin

Pastora San      Director         351 Phelps Drive   Professor
Juan Cafferty                     Irving, Texas      University of Chicago
                                  75038              Chicago, Illinois

Paul J. Collins  Director         351 Phelps Drive   Vice Chairman
                                  Irving, Texas      Citicorp and Citibank,
                                  75038              N.A.
                                                     New York, NY

Robert W.        Director         351 Phelps Drive   Chairman of the Board,
Decherd                           Irving, Texas      President and Chief
                                  75038              Executive
                                                     Officer
                                                     A.H. Belo Corporation
                                                     Dallas, Texas

William O.       Director         351 Phelps Drive   Partner
Fifield                           Irving, Texas      Sidley & Austin
                                  75038              Chicago, Illinois

Claudio X.       Director         351 Phelps Drive   Chairman of the Board
Gonzalez                          Irving, Texas      and
                                  75038              Managing Director
                                                     K-C de Mexico, S.A. de
                                                     C.V.
                                                     Mexico City, Mexico

Louis E. Levy    Director         351 Phelps Drive   Retired Partner and
                                  Irving, Texas      Vice Chairman
                                  75038              KPMG Peat Marwick
                                                     Short Hills, New Jersey

Frank A.         Director         351 Phelps Drive   Chairman of the Board
McPherson                         Irving, Texas      and Chief Executive
                                  75038              Officer
                                                     Kerr-McGee Corporation
                                                     Oklahoma City, Oklahoma

Linda Johnson    Director         351 Phelps Drive   President and Chief
Rice                              Irving, Texas      Operating
                                  75038              Officer
                                                     Johnson Publishing Co.,
                                                     Inc.
                                                     Chicago, Illinois

Wayne R.         Chairman of the  351 Phelps Drive   Same
Sanders          Board and Chief  Irving, Texas
                 Executive        75038
                 Officer and
                 Director

Wolfgang R.      Director         351 Phelps Drive   Chairman of the Board
Schmitt                           Irving, Texas      and Chief Executive
                                  75038              Officer
                                                     Rubbermaid Incorporated
                                                     Wooster, Ohio

Randall L.       Director         351 Phelps Drive   Chairman of the Board
Tobias                            Irving, Texas      and Chief Executive
                                  75038              Officer
                                                     Eli Lilly and Company
                                                     Indianapolis, Indiana

John W.          Senior Vice      351 Phelps Drive   Same
Donehower        President and    Irving, Texas
                 Chief Financial  75038
                 Officer

O. George        Senior Vice      351 Phelps Drive
Everbach         President - Law  Irving, Texas      Same
                 and Government   75038
                 Affairs

Thomas J. Falk   Group President  2100 Winchester    Same
                 - Tissue, Pulp   Road
                 and Paper        Neenah, Wisconsin
                                   54956

James T.         Executive Vice   1400 Holcomb       Same
McCauley         President        Bridge Rd
                                  Roswell, Georgia
                                   30076

Kathi P.         Group President  2100 Winchester    Same
Seifert          - North          Road
                 American         Neenah, Wisconsin
                 Personal Care     54956
                 Products

John A. Van      President -      35 London Road     Same
Steenberg        European         Reigate Surrey
                 Consumer and     RH2 9ZP
                 Away From Home   England
                 Operations